

October 30, 2014

Via E-mail
Juan Alexi Payamps Dominguez
President and Chief Executive Officer
Recursos Queliz, Inc.
Las Caobas, 4th St., No. 24,
Peurto Plata, Dominican Republic

> **Re:** **Recursos Queliz, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 17, 2014**
> **File No. 333-194322**

Dear Mr. Dominguez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal Stockholder, Director and Officer page 41

1. Please identify your current officers and directors. We note your revised disclosure to identify the officer and director as of November 30, 2013.

Experts, page 47

2. We note your revisions to this section heading. Please revise the opinion filed as exhibit 5.1 to reflect the new heading.

Financial Statements

3.   Please provide updated audited financial statements that comply with the age of financial statement requirements in Rule 8-08 of Regulation S-X and ensure to provide an updated accountant´s consent in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Julie Marlowe, Staff Accountant, at (202) 551-5395 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions on engineering related comments. Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

                                            Sincerely,

                                            /s/ James Lopez (for)

                                            John Reynolds
                                            Assistant Director

cc (via email): W. Scott Lawler, Esq.
                Booth Udall Fuller, PLC